

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 23, 2008

Mr. Donald Axent,
President and Chief Executive Officer
Supatcha Resources Inc.
c/o Empire Stock Transfer
2470 Saint Rose Parkway, Suite 304
Henderson, NV 89074

> **Re:**   **Supatcha Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2008**
> **File No. 333-153293**

Dear Mr. Axent:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed September 2, 2008

General

1. Please provide page numbers throughout your registration statement. For the purpose of this review, we are referencing the page numbers corresponding to the printed EDGAR copy of the filing.

2. We note that the cover page required by Item 501 of Regulation S-K is located on the third page of your prospectus, after the Table of Contents and the Prospectus Summary. Please relocate the cover page so that it is immediately after the front cover page of the registration statement as required by Item 1 of Form S-1.

3. Similarly, relocate the sections entitled Management's Discussion and Analysis or Plan of Operations; Management; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management; Transactions with Related Persons, Promoters and Certain Controls Persons; and Disclosure of Commission Position on Indemnification of Securities Act Liabilities. We note that these sections are included in the financial statements. Move these sections to Part I of the registration statement.

Description of Business, page 14

4. We note your disclosure that your single mineral claim has an expiration date of January 14, 2008. In the purchase and sale agreement that is attached as Exhibit 10.1, however, the expiration date is listed as July 14, 2008. Please reconcile these dates.

5. In addition to the contradiction above, we note that both listed expiration dates for your interest in the Bonanza Claim have already passed. Therefore, it appears that your interest in Bonanza has expired. Please explain whether and how you continue to hold an interest in the Bonanza Claim and provide updated disclosure throughout your prospectus.

6. Please provide further detail regarding your plan of operations. We note that your plan is to conduct exploration work on the Bonanza claim and that you provide a summary of Mr. Laurence Sookochoff, P. Eng.'s geology report, which lays out a recommended exploration program for the property. It is unclear whether you intend to implement the program, how you intend to fund the implementation of the program, and the time frame for implementing it. Also tell us why you have not provided a consent from Mr. Sookochoff, whose report is referenced in the filing.

Management, page 49

7. In the summary of Mr. Axent's business background, you disclose that
    "[s]ince 2004, Mr. Axent has acted as President of Tao Minerals Inc. in
    Ontario." A search of our records, however, only reveals a Tao Minerals *LTD.*
    in Medellin, Columbia. Tao Minerals LTD's most recent annual report on
    Form 10-KSB, file number 0-51922, discloses that "Mr. Axent resigned as an
    officer and director on March 5, 2006." Please explain whether and in what
    capacity Mr. Axent remains affiliated with Tao Minerals LTD. If he indeed
    resigned in 2006, update your disclosure to reflect this fact. Also revise the
    disclosure to reflect the correct name of the company.

8. Your officers appear to be involved in other businesses outside your company.
    Disclose the amount of time that each officer devotes to your company's
    operations.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Donald Axent
Supatcha Resources Inc.
September 23, 2008
Page 4

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen
Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

Roger Schwall
Assistant Director

cc: J. Lucas
    C. Moncada-Terry
    Greg Jaclin, Esquire (732) 577-1188